(d)(3)(ii)

May 1, 2017

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re:         Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Variable Portfolios, Inc. (“VVPI”), on behalf of Voya International Index Portfolio (the “Portfolio”), intending to be legally bound hereby, VIL, the adviser to the Portfolio, agrees that, from May 1, 2017 through May 1, 2018, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

	Maximum Operating Expense Ratios (as a percentage of average net assets)
Series
	Adviser	Class I	Service	Service 2
	Class		Class	Class

Voya International Index Portfolio	0.98%	0.48%	0.73%	0.88%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2017 through May 1, 2018. The method of computation to determine the amount of the fee waiver and the definitions as set forth in ELA shall apply, subject to possible recoupment by VIL within 36 months. This letter agreement shall terminate upon termination of the ELA.

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INVESTMENT MANAGEMENT voyainvestments.com

May 1, 2017

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

Sincerely,

By:	/s/ Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Senior Vice President
Voya Variable Portfolios, Inc.

INVESTMENT MANAGEMENT voyainvestments.com